News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
TORONTO, May 26, 2009 — Bank of Montreal today announced that the Board of Directors declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2009, unchanged from the previous quarter.
Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. Under the Plan, the Board of Directors determines whether the common shares will be purchased on the secondary market or issued by the Bank from treasury. At this time, the Board of Directors has decided that the common shares purchased under the Plan will be issued from treasury at a two percent discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.
Any registered shareholder who has not enrolled in the Plan and wishes to do so must sign a Reinvestment Enrollment — Participant Declaration Form and return it to the Bank’s Transfer Agent, Computershare Trust Company of Canada at:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Reinvestment Enrollment — Participant Declaration Forms may be obtained from Computershare Trust Company of Canada on its website at www.computershare.com\bmo, or by calling 1-800-340-5021 from within Canada or the United States or 514-982-7800 from all other countries.
To participate in the Q3 2009 Dividend, Reinvestment Enrollment — Participant Declaration Forms must be received by Computershare Trust Company of Canada before the close of business on August 4, 2009.
Non-registered shareholders must contact their financial institutions, brokers or other intermediaries for instructions on how to participate in the Plan and should do so well in advance of the above date in order to participate in the Q3 2009 Dividend.

For the current quarter, the Board of Directors also declared dividends of:
$0.33125 a share on paid-up Class B Preferred Shares Series 5;
US $0.371875 a share on paid-up Class B Preferred Shares Series 10;
$0.28125 a share on paid-up Class B Preferred Shares Series 13;
$0.328125 a share on paid-up Class B Preferred Shares Series 14;
$0.3625 a share on paid-up Class B Preferred Shares Series 15;
$0.325 a share on paid-up Class B Preferred Shares Series 16;
$0.40625 a share on paid-up Class B Preferred Shares Series 18; and
an initial dividend of $0.70342 a share on paid-up Class B Preferred Shares Series 21.
The dividend on the common shares is payable on August 27, 2009 to shareholders of record on August 7, 2009. The dividends on the preferred shares are payable on August 25, 2009 to shareholders of record on August 7, 2009.
The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

For News Media Enquires:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquires:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com